UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CANNING STREET CORPORATION
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-56235

Delaware	85-3816149
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8374 Market Street #284, Lakewood Ranch, Florida 34202
(Address of principal executive offices)

941.320.0789
(Registrant’s telephone number, including area code)
Approximate Date of Mailing: April 7, 2021

Canning Street Corporation

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

Notice of Change in the Majority of the Board of Directors

April 7, 2021

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF CANNING STREET CORPORATION

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

We urge you to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Canning Street Corporation.

Introduction

This Information Statement is being mailed on or about April 7, 2021 to the holders of record at the close of business on April 1, 2021 (the “Record Date”) of our common stock, no par value (the “Common Stock”). We are required to provide you with this Information Statement by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Exchange Act Rule 14f-1, in connection with an anticipated change in majority control of Company’s board of directors (the “Board”) other than at a meeting of shareholders. Exchange Act Section 14(f) and Rule 14f-1 require that we mail the information included in this Information Statement to our shareholders of record at least ten days before the date the proposed change in a majority of our directors occurs. Accordingly, the change in a majority of our directors pursuant to the transaction described below will not occur until at least ten days after we mail this Information Statement.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the U.S. Securities Exchange Commission (“SEC”) on March 31, 2021, David Cutler entered into a Stock Purchase Agreement (the “Agreement”) with several purchasers (the “Purchasers”). The Agreement closed upon execution on March 31, 2021 (“Closing”). Pursuant to the Agreement, Mr. Cutler agreed to sell and the Purchasers agreed to purchase 371,246 restricted common stock shares (the “Shares”) of Canning Street Corporation (the “Company”), representing approximately 59.9% of the Company’s outstanding shares of common stock. Pursuant to the Agreement, Purchasers agreed to pay Mr. Cutler $400,000. The closing occurred on March 31, 2021.The Closing of the Agreement effectuated a change in control of the Company. As a result of the Closing, the Purchasers own approximately 59.9% of the Company's issued and outstanding common stock.

THIS INFORMATION STATEMENT IS REQUIRED BY EXCHANGE ACT SECTION 14(F) AND RULE 14F-1 IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.

Change in Majority of the Board of Directors

On March 31, 2021, Redgie Green resigned as a director of the Company and David Cutler resigned as a director subject to the requirements of Section 14(f) of the Securities Exchange Act of 1934. Further, also on March 31, 2021, John Shepard was appointed as Chairman of the Board of Directors of the Company.

Mr. Shepard is the sole executive officer and director of Path Guard Network Inc. and has voting and dispositive control over securities held by Path Guard Network Inc. Mr. Shepard has never been a director of Company or held any previous position with Company, and Mr. Shepard has not otherwise been involved in any transactions with Company or any of our directors, executive officers, affiliates or associates. During the past ten years, Mr. Shepard has not been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations), been subject to any order, judgment or decree, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law or been the subject of or a party to any sanction or order, of any self-regulatory organization, or any registered entity or equivalent organization that has disciplinary authority over its members or associated persons.

No action is required by our shareholders in connection with this Information Statement. However, Exchange Act Section 14(f) and Rule 14f-1 require that we mail the information included in this Information Statement to our shareholders of record at least ten days before the date the proposed change in a majority of our directors occurs.

Voting Securities

Our authorized capital stock consists of 1.99 billion shares of Common Stock, with $0.0001 par value, and 10.0 million shares of preferred stock, par value of $0.01 per share. As of the Record Date, there were 619,085 shares of Common Stock issued and outstanding. Holders of our Common Stock are entitled to one vote for each share on all matters voted on by our shareholders. As of the Record Date, there are no shares of our preferred stock are designated or issued and outstanding.

There is no cumulative voting in the election of directors, and our directors are elected by a plurality of the votes cast. Holders of our stock representing one-third of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our shareholders. A vote by the holders of a majority of the voting power of our capital stock issued and outstanding and entitled to vote is required to effectuate certain fundamental corporate changes.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the Record Date, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group. The information presented does not reflect our planned Stock Split. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Canning Street Corporation, 65 Enterprise, Aliso Viejo, California 92656. Each principal shareholder has sole investment power and sole voting power over the shares.

Name and Address of Beneficial Owner, Directors and Officers:	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership (1)
John Shepard (2)	9,281	1.50%
David Cutler	-0-	**
Redgie Green All executive officers and directors as a group (3 person)	-0- 9,281	** 1.50%

Beneficial Shareholders of Common Stock greater than 5%
Jeffrey Conley	37,125	6.00%
David AB Brown (3)	92,812	14.00%
Money Tree Solutions, LLC (4)	92,812	14.00%
James C. Jones (5	92,812	14.00%

** Less than 1%.

(1) Applicable percentage of ownership is based on 619,085 shares of common stock outstanding and 0 shares of Preferred Stock issued and outstanding on March 31, 2021. Percentage totals are calculated separately based on each class of capital stock. Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of March 31, 2021, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of March 31, 2021, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Shares held by Path Guard Network Inc. Mr. Shepard is the sole executive officer and director of Path Guard Network Inc. and has voting and dispositive control over securities held by Path Guard Network Inc.

(3) Shares held by David A B Brown, Roth, 401(k) Profit Sharing Plan.

(4) Andrew Brown has voting and dispositive over the shares held by Money Tree Solutions, LLC.

(5) Shares held by Law Offices of James C. Jones 401(k)

Directors and Executive Officers

Before the Transaction

The following table and paragraphs provide information about each of our current directors and executive officers as of the date of this Information Statement.

Name	Age	Position Held	Tenure
John Shepard	46	Chairman of the Board of Directors	Since March 31, 2021
Redgie Green	68	Chief Executive Officer	Since September 15, 2020
David Cutler	64	Director and Chief Financial Officer	Since September 15, 2020

John Shepard

Mr. John Shepard started his career in office equipment and software sales for Panasonic and Minolta in 1996. In 2004, John Shepard received his real estate license and began his career and business to business relationships with landowners and developers. Mr. Shepard has contracted more than $250 million. In 2009, Mr. Shepard worked for a startup medical device company Rapid Pathogen Screening. At RPS, a point of care medical device manufacturer John Shepard was the Director of Sales and transitioned into the Director of Government Sales. Mr. Shepard graduated with a B.S. in Business with a concentration in finance from Eckerd College in 2004.

David J. Cutler

Mr. Cutler has been our Chief Financial Officer, President, Secretary and director since September 15, 2020 (Inception) and was a director and Chief Financial Officer of Alexandria Advantage Warranty Company (our predecessor company) from January 31, 2020 to September 30, 2020. Mr. Cutler is currently the Principal of Cutler & Co. LLC, a PCAOB registered auditing firm, between 2011 and 2017, Mr. Cutler was initially chief financial officer and subsequently chief executive officer and a director of US Precious Metals, Inc., an OTC quoted gold exploration company with mining interests in Mexico. Between 2012 and 2017, Mr. Cutler was also chief financial officer and director of Discovery Gold Corporation, an OTC quoted gold exploration company with exploration rights in Ghana. Mr. Cutler was the chief executive officer and director of the following publicly quoted shell companies: Southwestern Water Exploration Co. (2011 – 2017), Naerodynamics, Inc. (2015-2016), Torrent Energy Corp. (2011-2015) and Quantech Electronics Corp. (2012-2015). Effective February 23, 2017, Mr. Cutler was barred by the PCAOB from being an associated person of a registered public accounting firm. This bar was lifted by the PCAOB effective January 15, 2020.Mr. Cutler holds a Master’s degree from Cambridge University in the United Kingdom and qualified as a British Chartered Accountant and Chartered Tax Advisor with Arthur Andersen & Co. in London. He was subsequently admitted as a Fellow of the UK Institute of Chartered Accountants. Since arriving in the United States, David has qualified as a Certified Public Accountant, a Certified Valuation Analyst of the National Association of Certified Valuation Analysts and obtained an executive MBA from Colorado State University.

Redgie Green

Mr. Green has been our Chief Executive Officer and director since September 15, 2020 (Inception) and was a director and Chief Executive Officer of Alexandria Advantage Warranty Company (our predecessor company) from December 9, 2019 to September 30, 2020. Mr. Green was a director and officer of Fuquan Financial Co (fka Southwestern Water Exploration, Inc.) from February 2017 through March 7, 2018, a director of Golden Dragon Holding Corp. from 2006 to 2014, President and Chief Executive Officer (until 2014) and a Director of Legacy Technology Holdings, Inc. since October 2010, a Director of Momentum BioFuels, Inc. since May 2012.  Mr. Green was co-owner and operator of Green's B&R Enterprises, a wholesale donut baker from 1983 to 1990. He has been an active investor in small capital and high-tech adventures since 1987. Mr. Green was a director of IntreOrg Systems, Inc. from March 2008 until October 2017 and of International Paintball, Inc. from 2008 to 2012. Mr. Green received a B.S. in Business Administration from the University of Colorado. He was CEO and director of Capital Franchising Inc. from 2012 to 2014 and then again he was an officer and director from 2014 to 2015 (as “Jubilee 4Gold, Inc.”). He was the President and director of Strategic Pharma Information Sciences, Inc. from May 2017 to January 2018.

None of the members of the Board or other executives has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our Board or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any federal or state securities or commodities laws.

On March 31, 2021, David Cutler and Redgie Green resigned as executive officers of the Company subject to the Company filings its Form 10Q Quarterly Report for the quarter ended December 31, 2020. Further, Mr. Green resigned as a director of the Company effective March 31, 2021 and Mr. Cutler resigned as a director subject to the requirements of Section 14(f) of the Securities Exchange Act of 1934. The resignation of Mr. Cutler and Mr. Green was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, practices, or otherwise. The Board approved and accepted the resignations.

On March 31, 2021, John Shepard was appointed to serve as Chairman of the Board of Directors and, subject to the effective date of the resignation of Mr. Cutler and Mr. Green, as the Company’s Chief Executive Officer, Chief Financial Officer and Secretary.

Corporate Governance

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT DISCLOSURE

As of the filing of this Schedule 14f-1, the Company does not have a separately designated standing audit committee. Accordingly, the Company has not appointed an audit committee financial expert.

RISK OVERSIGHT PROCESS

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, Mr. Shepard is the Chairman of the Board and will serve as the Company’s Chief Executive Officer, Chief Financial Officer and Secretary. The Board does not currently have a lead independent director. The Board determines the current leadership structure is appropriate based on the size of the Company and its Board and its very limited operation and resources.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no familial or related party relationships or transactions between the Registrant and any of the proposed directors or executive officers.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and certain persons who own more than 10% of a registered class of the Company’s equity securities (collectively, “Reporting Persons”), to file reports of ownership and changes in ownership (“Section 16 Reports”) with the SEC. Reporting Persons are required by the SEC to furnish the Company with copies of all Section 16 Reports they file. Based on its review of filings, or representations from certain reporting persons, the Company believes that, during the fiscal year ended September 30, 2021, all filing requirements applicable to its officers, directors, and greater than ten-percent beneficial owners were complied with except that Redgie Green has not required a Form 3 Initial Statement of Beneficial Ownership.

Legal Proceedings

There are no proceedings in which our current or incoming directors, officers or affiliates, or any record or beneficial holder of 5% or more of our Common Stock, is an adverse party or has a material interest adverse to our interest.

Compensation of Directors and Executive Officers

For the period of September 15, 2020 (inception) through September 30, 2020, David Cutler was paid $2,500 in salary. No other compensation was paid for the period of September 15, 2020 (inception) through September 30, 2020.

Director Compensation

For the period of September 15, 2020 (inception) through September 30, 2020, our directors did not receive compensation for their services on the Board. All directors were reimbursed for any expenses actually incurred in connection with attending meetings of the Board.

Golden Parachute Compensation

None of our directors or executive officers is entitled to receive any compensation upon an acquisition, merger, consolidation, sale or other disposition of all or substantially all assets of the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Canning Street Corporation

/s/ David Cutler

By: David Cutler

Chief Financial Officer

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